Exhibit 4.22

Memorandum on Adjustment of Rent of Land Use Rights

Pursuant to the Notice on Adjustment of Rent of Land Use Rights (zhongguoshihuacaichan [2006] No. 22) in 2006, the Memorandum on Adjustment of Rent of Land Use Rights, dated March 31, 2006, and the Memorandum on Adjustment of Rent of Land Use Rights, dated July 28, 2008, each made by and between China Petrochemical Corporation ("Sinopec Group Company") and China Petroleum & Chemical Corporation ("Sinopec"), it is acknowledged that the total area of land leased from Sinopec Group Company by Sinopec is 416,713,522.44 square meters and the annual rent payable for the leased land is RMB 4,234,427,722.13.  Sinopec Group Company and Sinopec, after negotiations, hereby agree to adjust the rent of land use rights payable for 2010 as follows:

I.	Reduce the land leased by Sinopec from Sinopec Group Company by 452,268.09 square meters, as returned by Sinopec, and reduce rent of land use rights payable for the returned land by RMB 8,873,482.36.

II.
Increase the land leased by Sinopec from Sinopec Group Company by 11,526.55 square meters, and increase the rent of land use rights by RMB 226,150.91 (calculated based on the rent standard for land use rights in 2008).

III.
Increase the rent of land use rights payable for 2010 by RMB 2,492,540,417.21, and the rent of land use rights payable for 2010 is accordingly increased to RMB 6,726,968,139.34 from RMB 4,234,427,722.13.

After the adjustment, the total area of land leased by Sinopec is 416,272,780.90 square meters and the total rent of land use rights payable to Sinopec Group Company by Sinopec is RMB 6,726,968,139.34 (with an annual average rent of land use rights of RMB 16.16 per square meter).

China Petrochemical Corporation

/s/ Su Shulin

August 21, 2009

China Petroleum & Chemical Corporation

/s/ Wang Tianpu

August 21, 2009